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                             July 14, 2022

       Steven Kaplan
       Chief Financial Officer
       Ignyte Acquisition Corp.
       640 Fifth Avenue
       New York, NY 10019

                                                        Re: Ignyte Acquisition
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 1-39951

       Dear Mr. Kaplan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 41

   1. We note your Form S-1 went effective on January 11, 2021 and you filed the required
                                                        Form 10-K for the
fiscal year ended December 31, 2020 on April 15, 2021. It appears that your annual report for
the fiscal year ended December 31, 2021 represents your second annual report. As a
result, pursuant to paragraph 1 of the Instructions to Item 308 of
                                                        Regulation S-K, you are
required to comply with Item 308(a) of Regulation S-K. Please revise future filings
to include management's report on internal control over financial reporting, including
management's assessment of the effectiveness of your internal control over financial
reporting as of December 31, 2021, as required by Item 308(a) of
                                                        Regulation S-K.
Additionally, please revise future Forms 10-Q to discuss the basis for your conclusion that
you have a material weakness, including the COSO framework you used.
 Steven Kaplan
Ignyte Acquisition Corp.
July 14, 2022
Page 2
Exhibits

2. We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) in its entirety. In future filings, please provide revised certifications that include the required information. Refer to Item 601(b)(31) of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Lynn Dicker at (202) 551-3616 with any questions.



FirstName LastNameSteven Kaplan                                Sincerely,
Comapany NameIgnyte Acquisition Corp.
                                                               Division of
Corporation Finance
July 14, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName